Mail Stop 4561

July 25, 2008

Jeffrey L. Garon, President and CEO
Etelos, Inc.
1900 O'Farrell St., Suite 320
San Mateo, CA 94403

> **Re:**   **Etelos, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 14, 2008**
> **File No. 333-150746**

Dear Mr. Garon:

We have reviewed your revised registration statement and response letter, and have the following comments:

General

1. We are continuing to evaluate your response to comment 1 of our letter dated July 8, 2008. In an effort to better understand the facts giving rise to the registered resale transaction and notwithstanding the disclosure provided on pages 25-27, please provide us with additional information describing the relationships among the selling stockholders (particularly Enable Growth Partners LP), the predecessor entity Tripath Technology Inc., and Etelos, Incorporated. Provide a timeline setting forth the substantive communications between the entities prior to, during, and subsequent to the Chapter 11 bankruptcy proceedings and the merger of Etelos, Incorporated with and into Tripath in the reverse merger transaction.

Management's Discussion and Analysis

Recent Financings, page 49

2. We refer to prior comment 4 of our letter dated July 8, 2008, and we note that you have revised the table on the top of page 49 to include interest paid and payable by the company in connection with the convertible note transactions. You do not appear, however, to have included in the table liquidated damages paid or payable by the company, as requested in our prior comment, despite disclosure regarding potential liquidated damages elsewhere in your filing. Please further revise the table to provide this information, or explain to us in your response letter why you have not done so. In this regard, please be advised that we will not object to disclosure of a reasonable estimate of potential liquidated damages payable by the

company, so long as the possibility that damages may exceed the estimate provided (if this is the case) is made clear to investors.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (619) 744-2201
        James A. Mercer III, Esq.
        Duane Morris LLP